Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in Thousands)

	Nine Months Ended September 30		Years Ended December 31
	2005	2004	2004	2003	2002	2001	2000

EARNINGS:

Earnings before income taxes	$263,252	245,298	331,122	212,475	175,883	30,706	141,321
Fixed charges	132,237	117,672	156,891	183,246	220,293	287,472	319,831
Less: Interest capitalized	280	560	672	560	544	985	1,816

Earnings available for fixed charges (A)	395,209	362,410	487,341	395,161	395,632	317,193	459,336

FIXED CHARGES:

Interest and other financial charges	89,146	75,449	100,114	96,169	91,718	118,549	154,009
Costs associated with sale of receivables	—	407	488	443	2,119	8,906	16,892
Portion of rents representing interest expense	43,091	41,816	56,289	86,634	126,456	160,017	148,930

Total fixed charges (B)	$132,237	117,672	156,891	183,246	220,293	287,472	319,831

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.99	3.08	3.11	2.16	1.80	1.10	1.44